FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of October 2024

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Earnings Report (Kessan Tanshin) for the Six-month Period Ended September 30, 2024
99.1	Financial Appendix

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: October 31, 2024	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Earnings Report (Kessan Tanshin) for the Six-month Period Ended September 30, 2024 (IFRS, Consolidated)
October 31, 2024

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Fukuoka, Sapporo
TSE Code:	4502	URL: https://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Christopher O'Reilly	Telephone: +81-3-3278-2306	Email: takeda.ir.contact@takeda.com
Global Head of IR, Global Finance

Scheduled date of semi-annual securities report submission: October 31, 2024
Scheduled date of dividend payment commencement: December 2, 2024
Supplementary materials for the financial statements: Yes
Presentation to explain the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Six-month Period Ended September 30, 2024 (April 1 to September 30, 2024)
(1)Consolidated Operating Results (year to date)

	(Percentage figures represent changes over the same period of the previous year)
	Revenue		Operating profit		Profit before tax		Net profit for the period
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
Six-month Period Ended September 30, 2024	2,384,028	13.4	350,576	194.0	255,976	555.5	187,406	352.3
Six-month Period Ended September 30, 2023	2,101,707	6.4	119,230	(53.2)	39,053	(82.3)	41,436	(75.2)

	Net profit attributable to owners of the Company		Total comprehensive income for the period		Basic earnings per share		Diluted earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)		(JPY)
Six-month Period Ended September 30, 2024	187,294	352.8	(239,979)	-	118.85		117.11
Six-month Period Ended September 30, 2023	41,365	(75.2)	824,964	(29.1)	26.51		26.29

	Core Operating Profit		Core EPS
	(Billion JPY)	(%)	(JPY)
Six-month Period Ended September 30, 2024	719.9	22.3	310
Six-month Period Ended September 30, 2023	588.8	(5.8)	261

(2)Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of September 30, 2024	14,573,000	6,921,597	6,920,754	47.5	4,365.91
As of March 31, 2024	15,108,792	7,274,005	7,273,264	48.1	4,635.56

2. Dividends

	Annual dividends per share (JPY)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
For the Fiscal Year Ended March 31, 2024	—	94.00	—	94.00	188.00
For the Fiscal Year Ending March 31, 2025	—	98.00
For the Fiscal Year Ending March 31, 2025 (Projection)			—	98.00	196.00
(Note) Modifications in the dividend projection from the latest announcement: None

3.	Forecasts for Consolidated Operating Results (Actual Exchange Rate basis) for the Fiscal Year Ending March 31, 2025 (April 1, 2024 to March 31, 2025)

	(Percentage figures represent changes from the previous fiscal year)
	Revenue		Operating profit		Profit before taxes		Net profit attributable to owners of the Company		Basic earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2025	4,480,000	5.1	265,000	23.8	93,000	76.2	68,000	(52.8)	43.03
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: Yes

Forecasts for Core financial measures are shown below.

	(Percentage figures represent changes from the previous fiscal year)
	Core Revenue		Core Operating Profit		Core EPS
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2025	4,480,000	5.1	1,050,000	(0.5)	456
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: Yes

The definition of Core financial measures is stated in “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.

4.	Management Guidance (Constant Exchange Rate basis) for the Fiscal Year Ending March 31, 2025 (April 1, 2024 to March 31, 2025)
Takeda uses change in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2025 (FY2024) has been revised from the original management guidance announced on May 9, 2024, as follows:

	Core Revenue Growth	Core Operating Profit Growth	Core EPS Growth
	(%)	(%)	(%)
For the Fiscal Year Ending March 31, 2025	Flat to slightly increasing	Mid-single-digit % decline	Approx 10% decline

The definition of Constant Exchange Rate change is stated in “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.

▪Additional Information

(1) Significant changes in the scope of consolidation during the period	: No

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	: No
2) Changes in accounting policies other than 1)	: No
3) Changes in accounting estimates	: No

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at period end:
September 30, 2024	1,590,937,609 shares
March 31, 2024	1,582,418,725 shares

2) Number of shares of treasury stock at period end:
September 30, 2024	5,757,015 shares
March 31, 2024	13,405,261 shares

3) Average number of outstanding shares (for the six-month period ended September 30):
September 30, 2024	1,575,881,562 shares
September 30, 2023	1,560,612,838 shares

▪Earnings report (Kessan Tanshin) is exempt from review conducted by certified public accountants or an audit firm.
▪Note to ensure appropriate use of forecasts and guidance, and other noteworthy items

•	Takeda applies International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•
All forecasts and management guidance in this document are based on information and assumptions currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecasts or guidance to be revised, Takeda will disclose it in a timely manner.

•
For details of the forecasts for consolidated operating results and the management guidance, please refer to "1. Financial Highlights for the Six-month Period Ended September 30, 2024 (3) Outlook for the Fiscal Year Ending March 31, 2025" on page 12.

•
Supplementary materials for the financial statements including the Quarterly Financial Report and Earnings Presentation of the conference call on October 31, 2024, and its audio will be promptly posted on Takeda’s website.

(Takeda Website):
https://www.takeda.com/investors/financial-results/quarterly-results/

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2024 (Consolidated)
Attachment Index

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2024 (Consolidated)
1. Financial Highlights for the Six-month Period Ended September 30, 2024
(1) Business Performance
(i) Consolidated Financial Results (April 1 to September 30, 2024)

	Billion JPY or percentage
	FY2023 H1	FY2024 H1	AER		CER
			Amount of Change	% Change	% Change
Revenue	2,101.7	2,384.0	282.3	13.4%	5.0%
Cost of sales	(664.7)	(781.3)	(116.6)	17.5%	9.2%
Selling, general and administrative expenses	(501.1)	(538.3)	(37.2)	7.4%	(0.4)%
Research and development expenses	(346.7)	(344.0)	2.7	(0.8)%	(8.3)%
Amortization and impairment losses on intangible assets associated with products	(369.7)	(305.2)	64.4	(17.4)%	(23.9)%
Other operating income	9.9	13.9	4.1	41.1%	32.9%
Other operating expenses	(110.2)	(78.5)	31.7	(28.8)%	(35.2)%
Operating profit	119.2	350.6	231.3	194.0%	173.1%
Finance income and (expenses), net	(81.8)	(93.4)	(11.6)	14.1%	10.3%
Share of profit (loss) of investments accounted for using the equity method	1.6	(1.2)	(2.9)	―	―
Profit before tax	39.1	256.0	216.9	555.5%	500.1%
Income tax (expenses) benefit	2.4	(68.6)	(71.0)	―	―
Net profit for the period	41.4	187.4	146.0	352.3%	306.2%
Net profit for the period attributable to owners of the Company	41.4	187.3	145.9	352.8%	306.6%
In this section, when comparing results to the same period of the previous fiscal year, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. For additional information on CER change, see “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.
Revenue
Revenue for the six-month period ended September 30, 2024 was JPY 2,384.0 billion (JPY +282.3 billion and +13.4% AER, +5.0% CER). The increase is attributable to favorable foreign exchange rates and growth from business momentum of Plasma-Derived Therapies (“PDT”), Gastroenterology (“GI”), Oncology, Rare Diseases and Vaccines. The increase of these business areas was offset in part by a decrease in Neuroscience. The decrease in Neuroscience, which was partially mitigated by favorable foreign exchange rates, was largely attributable to continued generic erosion of sales of VYVANSE (for attention deficit hyperactivity disorder (“ADHD”)) in the U.S., which began following loss of exclusivity in August 2023. In addition, revenue outside of our six key business areas decreased mainly due to the decline in sales of AZILVA (for hypertension), which were JPY 5.8 billion (JPY -17.8 billion and -75.4% AER, -75.4% CER) following the entry of generic competitors in Japan beginning in June 2023.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2024 (Consolidated)
Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	FY2023 H1	FY2024 H1	AER		CER
Revenue:			Amount of Change	% Change	% Change
Japan	228.5	216.4	(12.2)	(5.3)%	(5.6)%
United States	1,104.8	1,247.6	142.8	12.9%	3.1%
Europe and Canada	460.0	533.0	73.0	15.9%	6.1%
Asia (excluding Japan)	123.3	140.0	16.7	13.6%	6.4%
Latin America	92.1	132.5	40.5	44.0%	36.4%
Russia/CIS	31.1	43.0	11.9	38.2%	31.1%
Other*1	62.0	71.6	9.6	15.5%	7.8%
Total	2,101.7	2,384.0	282.3	13.4%	5.0%
*1 Other includes the Middle East, Oceania and Africa.

Revenue by Business Area
The following shows revenue by business area:

	Billion JPY or percentage
	FY2023 H1	FY2024 H1	AER		CER
Revenue:			Amount of Change	% Change	% Change
GI	596.9	695.2	98.3	16.5%	7.6%
Rare Diseases	340.9	388.7	47.8	14.0%	5.3%
PDT	430.2	535.7	105.5	24.5%	14.3%
Oncology	225.2	285.0	59.8	26.6%	18.7%
Vaccines	17.8	38.1	20.3	114.0%	107.0%
Neuroscience	330.7	314.6	(16.1)	(4.9)%	(12.3)%
Other	160.1	126.8	(33.2)	(20.8)%	(24.9)%
Total	2,101.7	2,384.0	282.3	13.4%	5.0%

Year-on-year change in revenue for this six-month period in each of our business areas was primarily attributable to the following products:
GI
In GI, revenue was JPY 695.2 billion (JPY +98.3 billion and +16.5% AER, +7.6% CER).
Sales of ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease (“CD”)) were JPY 473.2 billion (JPY +81.5 billion and +20.8% AER, +10.7% CER). Sales in the U.S. were JPY 326.6 billion (JPY +55.5 billion and +20.5% AER). The increase was due to favorable foreign exchange rates, increased demand in the first line biologic inflammatory bowel disease (“IBD”) population and initial patient gains after the launch of the subcutaneous formulation. Sales in Europe and Canada were JPY 112.5 billion (JPY +20.5 billion and +22.3% AER). The increase was primarily due to new patient gains by an increased use of the subcutaneous formulation and favorable foreign exchange rates.
Sales of GATTEX/REVESTIVE (for short bowel syndrome) were JPY 73.3 billion (JPY +14.4 billion and +24.4% AER, +14.6% CER). The increase was primarily due to increased demand in the U.S., expansion activities (pediatric indication label expansion), and favorable exchange rates.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2024 (Consolidated)
Rare Diseases
In Rare Diseases, revenue was JPY 388.7 billion (JPY +47.8 billion and +14.0% AER, +5.3% CER).
Sales of TAKHZYRO (for hereditary angioedema) were JPY 111.0 billion (JPY +24.0 billion and +27.5% AER, +16.7% CER). The increase was primarily due to higher demand in the U.S., Europe and Canada, and favorable foreign exchange rates.
Sales of enzyme replacement therapy ELAPRASE (for Hunter syndrome) were JPY 53.1 billion (JPY +7.4 billion and +16.3% AER, +8.0% CER). The increase was primarily due to favorable foreign exchange rates, and strong demand in the Growth and Emerging Markets.
Sales of LIVTENCITY (for post-transplant cytomegalovirus (“CMV”) infection/disease) were JPY 15.5 billion (JPY +7.2 billion and +86.2% AER, +70.5% CER). The increase was primarily attributable to strong market penetration and successful launch performance in the U.S., complemented by continued geographical expansion in Europe and the Growth and Emerging Markets.
Sales of enzyme replacement therapy REPLAGAL (for Fabry disease) were JPY 41.3 billion (JPY +5.1 billion and +14.1% AER, +6.9% CER). The increase was due to increased demand in the Growth and Emerging Markets, complemented by favorable foreign exchange rates.
PDT
In PDT, revenue was JPY 535.7 billion (JPY +105.5 billion and +24.5% AER, +14.3% CER).
Aggregate sales of immunoglobulin products were JPY 391.0 billion (JPY +81.9 billion and +26.5% AER, +15.9% CER). Sales of each of our three global immunoglobulin brands experienced double digit percentage sales growth, due to continued strong demand globally and growing supply, as well as favorable foreign exchange rates. Those include GAMMAGARD LIQUID/KIOVIG (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)), and subcutaneous immunoglobulin therapies (CUVITRU and HYQVIA) which are growing due to their benefit to patients and convenience in administration compared to intravenous therapies.
Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (both primarily used for hypovolemia and hypoalbuminemia) were JPY 70.3 billion (JPY +11.4 billion and +19.3% AER, +11.0% CER). The increase was primarily driven by strong albumin demand in China, complemented by favorable foreign exchange rates.
Oncology
In Oncology, revenue was JPY 285.0 billion (JPY +59.8 billion and +26.6% AER, +18.7% CER).
Sales of FRUZAQLA (for colorectal cancer), which was first launched in the U.S. in November 2023, followed by several other countries, were JPY 23.1 billion.
Sales of ADCETRIS (for malignant lymphomas) were JPY 68.2 billion (JPY +14.0 billion and +25.7% AER, +17.4% CER). The increase was led by strong demand in the Growth and Emerging Markets, Europe and Canada, as well as favorable foreign exchange rates.
Sales of LEUPLIN/ENANTONE (for endometriosis, uterine fibroids, premenopausal breast cancer, prostate cancer, etc.) were JPY 60.4 billion (JPY +11.7 billion and +23.9% AER, +18.7% CER). The increase was due to the sales increase in the U.S, and favorable foreign exchange rates.
Sales of ICLUSIG (for leukemia) were JPY 35.4 billion (JPY +8.4 billion and +30.9% AER, +19.9% CER). The increase was due to steady growth in the U.S., complemented by U.S. regulatory approval of a new indication of newly diagnosed Philadelphia chromosome-positive acute lymphoblastic leukemia (Ph+ ALL) in combination with chemotherapy in March 2024, as well as favorable foreign exchange rates.
Vaccines
In Vaccines, revenue was JPY 38.1 billion (JPY +20.3 billion and +114.0% AER, +107.0% CER).
Sales of QDENGA (for dengue) were JPY 19.9 billion (JPY +17.9 billion and +927.6% AER, +863.1% CER). The increase was due to the expansion of QDENGA availability in endemic countries, now reaching over 20 countries including non-endemic countries.
Sales of other vaccine products in aggregate increased primarily due to the approval of NUVAXOVID, a COVID-19 vaccine for the Omicron JN.1 variant, in Japan in September 2024.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2024 (Consolidated)
Neuroscience
In Neuroscience, revenue was JPY 314.6 billion (JPY -16.1 billion and -4.9% AER, -12.3% CER).
Sales of VYVANSE/ELVANSE (for ADHD) were JPY 203.2 billion (JPY -23.1 billion and -10.2% AER, -17.9% CER). The decrease was due to the multiple generic entrants in the U.S. starting from August 2023, while the growth of the adult market in Europe and favorable foreign exchange rates partially offset the negative impacts.
Sales of TRINTELLIX (for major depressive disorder ("MDD")) were JPY 64.1 billion (JPY +13.2 billion, and +25.8% AER, +16.1% CER). The increase was due to the sales increase in the U.S.
Sales of ADDERALL XR (for ADHD) were JPY 16.8 billion (JPY -5.8 billion and -25.6% AER, -31.5% CER). The decrease was primarily due to an increase in the availability of generic versions of the instant release formulation marketed by competitors in the U.S., after many months of supply disruptions, which negatively impacted ADDERALL XR.
Cost of Sales
Cost of Sales was JPY 781.3 billion (JPY +116.6 billion and +17.5% AER, +9.2% CER). The increase was primarily due to the depreciation of the Japanese yen and revenue growth in our six key business areas with a change in product mix as compared to the six-month period ended September 30, 2023.
Selling, General and Administrative (SG&A) expenses
SG&A expenses were JPY 538.3 billion (JPY +37.2 billion and +7.4% AER, -0.4% CER). The increase was mainly due to the depreciation of the Japanese yen partially offset by various cost efficiencies.
Research and Development (R&D) expenses
R&D expenses were JPY 344.0 billion (JPY -2.7 billion and -0.8% AER, -8.3% CER). The decrease was mainly due to lower expenses attributable to termination of development programs such as modakafusp alfa (TAK-573) and EXKIVITY (for non-small cell lung cancer) partially offset by the depreciation of the Japanese yen.
Amortization and Impairment Losses on Intangible Assets Associated with Products
Amortization and Impairment Losses on Intangible Assets Associated with Products was JPY 305.2 billion (JPY -64.4 billion and -17.4% AER, -23.9% CER). Amortization expenses increased by JPY 23.6 billion mainly due to the depreciation of the Japanese yen. Impairment losses decreased by JPY 88.0 billion primarily due to higher impairment losses recorded for the six-month period ended September 30, 2023, including JPY 74.0 billion impairment charges for ALOFISEL (for complex Crohn's perianal fistulas) and JPY 28.5 billion for EXKIVITY (for non-small cell lung cancer). Impairment losses recorded for the six-month period ended September 30, 2024 includes a full impairment of intangible assets for soticlestat (TAK-935) amounting to JPY 21.5 billion following the results of the phase 3 studies.
Other Operating Income
Other Operating Income was JPY 13.9 billion (JPY +4.1 billion and +41.1% AER, +32.9% CER). The increase was mainly due to a JPY 6.1 billion gain recognized on completion of the sale of TACHOSIL (fibrin sealant patch), including a related manufacturing facility, during the six-month period ended September 30, 2024.
Other Operating Expenses
Other Operating Expenses were JPY 78.5 billion (JPY -31.7 billion and -28.8% AER, -35.2% CER). The decrease was primarily due to higher reserve and provisions for legal proceedings during the six-month period ended September 30, 2023, including those recorded for the supply agreement litigation of AbbVie, Inc. (AbbVie), and favorable impact from reversal of valuation reserve for pre-launch inventories during the six-month period ended September 30, 2024. These decreases were partially offset by an increase in restructuring expenses of JPY 23.1 billion mainly due to the enterprise-wide efficiency program during the six-month period ended September 30, 2024.
Operating Profit
As a result of the above factors, Operating Profit was JPY 350.6 billion (JPY +231.3 billion and +194.0% AER, +173.1% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2024 (Consolidated)
Net Finance Expenses
Net Finance Expenses were JPY 93.4 billion (JPY +11.6 billion and +14.1% AER, +10.3% CER). The increase of Net Finance Expenses was primarily due to an impairment loss of JPY 18.3 billion as a result of the classification of Teva Takeda Pharma Ltd. shares to the assets held for sale for the six-month period ended September 30, 2024, partially offset by an increase in interest income.
Share of Loss of Investments Accounted for Using the Equity Method
Share of Loss of Investments Accounted for Using the Equity Method was JPY 1.2 billion (JPY -2.9 billion, compared to Share of Profit of Investments Accounting for Using the Equity Method of JPY 1.6 billion for the six-month period ended September 30, 2023).
Income Tax (Expenses) Benefit
Income Tax Expenses was JPY 68.6 billion (JPY +71.0 billion, compared to Income Tax Benefit of JPY 2.4 billion for the six-month period ended September 30, 2023). The increase was primarily due to a tax expense reduction of JPY 63.5 billion recorded during the six-month period ended September 30, 2023 resulting from the reversal of the income taxes payable in excess of the settlement with Irish Revenue Commissioners with respect to a tax assessment related to the treatment of an acquisition break fee Shire received from AbbVie in 2014 as well as higher pretax earnings during the six-month period ended September 30, 2024. These increases were partially offset by a decrease in tax expenses from the increase in tax credit recognized during the six-month period ended September 30, 2024.
Net Profit for the Period
As a result of the above factors, Net Profit for the Period was JPY 187.4 billion (JPY +146.0 billion and +352.3% AER, +306.2% CER) and Net Profit for the Period attributable to owners of the Company was JPY 187.3 billion (JPY +145.9 billion and +352.8% AER, +306.6% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2024 (Consolidated)
(ii) Results of Core Financial Measures (April 1 to September 30, 2024)
Definition and Explanation of Core Financial Measures and Constant Exchange Rate Change
Takeda uses the concept of Core Financial Measures for measuring financial performance. These measures are not defined by International Financial Reporting Standards (IFRS). See “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for additional information.

Results of Core Operations

	Billion JPY or percentage
	FY2023 H1	FY2024 H1	AER		CER
			Amount of Change	% change	% change
Core revenue	2,101.7	2,384.0	282.3	13.4%	5.0%
Core operating profit	588.8	719.9	131.2	22.3%	12.9%
Core net profit for the period	407.8	489.2	81.4	20.0%	8.9%
Core net profit for the period attributable to owners of the Company	407.7	489.1	81.4	20.0%	8.9%
Core EPS (yen)	261	310	49	18.8%	7.9%

Core Revenue
Core Revenue for the six-month period ended September 30, 2024 was JPY 2,384.0 billion (JPY +282.3 billion and +13.4% AER, +5.0% CER). The increase is attributable to favorable foreign exchange rates and growth from business momentum primarily led by Takeda’s Growth and Launch Products* which totaled JPY 1,127.0 billion (JPY +256.1 billion and +29.4% AER, +18.7% CER), partially offset by lower sales of VYVANSE in the U.S. and AZILVA in Japan, which were impacted by generic competition following loss of exclusivities.
*    Takeda’s Growth and Launch Products
    GI:        ENTYVIO, EOHILIA
    Rare Diseases:    TAKHZYRO, LIVTENCITY, ADZYNMA
    PDT:         Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU,
Albumin products including HUMAN ALBUMIN and FLEXBUMIN
    Oncology:    　　　　 ALUNBRIG, FRUZAQLA
    Vaccines:     QDENGA

Core Operating Profit
Core Operating Profit for the six-month period ended September 30, 2024 was JPY 719.9 billion (JPY +131.2 billion and +22.3% AER, +12.9% CER). The components of Core Operating Profit are as below:

	Billion JPY or percentage
	FY2023 H1	FY2024 H1	AER		CER
			Amount of Change	% Change	% Change
Core revenue	2,101.7	2,384.0	282.3	13.4%	5.0%
Core cost of sales	(664.8)	(781.5)	(116.6)	17.5%	9.2%
Core selling, general and administrative (SG&A) expenses	(501.4)	(538.5)	(37.1)	7.4%	(0.5)%
Core research and development (R&D) expenses	(346.7)	(344.1)	2.6	(0.7)%	(8.3)%
Core operating profit	588.8	719.9	131.2	22.3%	12.9%

During the periods presented, these items fluctuated as follows:
Core Cost of Sales
Core Cost of Sales was JPY 781.5 billion (JPY +116.6 billion and +17.5% AER, +9.2% CER). The increase was primarily due to the depreciation of the Japanese yen and revenue growth in our six key business areas with a change in product mix as compared to the six-month period ended September 30, 2023.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2024 (Consolidated)
Core Selling, General and Administrative (SG&A) Expenses
Core SG&A expenses were JPY 538.5 billion (JPY +37.1 billion and +7.4% AER, -0.5% CER). The increase was mainly due to the depreciation of the Japanese yen partially offset by various cost efficiencies.
Core Research and Development (R&D) Expenses
Core R&D expenses were JPY 344.1 billion (JPY -2.6 billion and -0.7% AER, -8.3% CER). The decrease was mainly due to lower expenses attributable to termination of development programs such as modakafusp alfa (TAK-573) and EXKIVITY (for non-small cell lung cancer) partially offset by the depreciation of the Japanese yen.
Core Net Profit for the Period
Core Net Profit for the Period was JPY 489.2 billion (JPY +81.4 billion and +20.0% AER, +8.9% CER) and Core Net Profit attributable to owners of the Company was JPY 489.1 billion (JPY +81.4 billion and +20.0% AER, +8.9% CER) and are calculated from Core Operating Profit as below:

	Billion JPY or percentage
	FY2023 H1	FY2024 H1	AER		CER
			Amount of Change	% Change	% Change
Core operating profit	588.8	719.9	131.2	22.3%	12.9%
Core finance income and (expenses), net	(63.8)	(73.3)	(9.5)	14.8%	10.1%
Core share of profit of investments accounted for using the equity method	2.3	1.6	(0.6)	(27.7)%	(30.7)%
Core profit before tax	527.2	648.3	121.1	23.0%	13.0%
Core income tax expenses	(119.4)	(159.1)	(39.6)	33.2%	27.1%
Core net profit for the period	407.8	489.2	81.4	20.0%	8.9%
Core net profit for the period attributable to owners of the Company	407.7	489.1	81.4	20.0%	8.9%

During the periods presented, these items fluctuated as follows:
Core Net Finance Expenses
Core Net Finance Expenses were JPY 73.3 billion (JPY +9.5 billion and +14.8% AER, +10.1% CER).
Core Share of Profit of Investments Accounted for Using the Equity Method
Core Share of Profit of Investments Accounted for Using the Equity Method was JPY 1.6 billion (JPY -0.6 billion and -27.7% AER, -30.7% CER).
Core Profit Before Tax
Core Profit Before Tax was JPY 648.3 billion (JPY +121.1 billion and +23.0% AER, +13.0% CER).
Core Income Tax Expenses
Core Income Tax Expenses were JPY 159.1 billion (JPY +39.6 billion and +33.2% AER, +27.1% CER). The increase was due to higher core tax charges including those from the write-down of deferred tax assets, partially offset by a decrease in core tax expenses from an increase in tax credits recognized during the six-month period ended September 30, 2024.
Core EPS
Core EPS was JPY 310 (JPY +49 and +18.8% AER, +7.9% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2024 (Consolidated)
(2) Consolidated Financial Position
(i) Assets, Liabilities and Equity

	Billion JPY
	As of		Change
	March 31, 2024	September 30, 2024
Total Assets	15,108.8	14,573.0	(535.8)
Total Liabilities	7,834.8	7,651.4	(183.4)
Total Equity	7,274.0	6,921.6	(352.4)
Assets
Total Assets as of September 30, 2024 were JPY 14,573.0 billion (JPY -535.8 billion). Mainly due to amortization and the effect of foreign currency translation, Intangible Assets decreased (JPY -504.1 billion). In addition, mainly due to the effect of foreign currency translation, Goodwill and Property, Plant and Equipment decreased (JPY -250.0 billion and JPY -102.2 billion). These decreases were partially offset by the increase of Cash and Cash Equivalents (JPY +401.2 billion).

Liabilities
Total Liabilities as of September 30, 2024 were JPY 7,651.4 billion (JPY -183.4 billion). Mainly due to various payments including the upfront payment to Protagonist Therapeutics, Inc., Trade and Other Payables decreased (JPY -134.2 billion). Due to decreased accrued expenses, Other Current Liabilities decreased (JPY -120.0 billion). Mainly due to the effect of foreign currency translation over the lease liabilities in the U.S., total Other Financial Liabilities decreased (JPY -70.9 billion). Mainly due to amortization of intangible assets and other decreases in deferred tax liabilities in the U.S., Deferred Tax Liabilities decreased (JPY -67.2 billion). Total Bonds and Loans were JPY 5,051.2 billion* (JPY +207.4 billion), which increased primarily due to the issuance of hybrid bonds and unsecured U.S. dollar-denominated senior notes partially offset by the redemption of unsecured senior notes and commercial paper during the six-month period ended September 30, 2024.

* The carrying amount of Bonds was JPY 4,313.8 billion and Loans was JPY 737.4 billion as of September 30, 2024. Breakdown of Bonds and Loans' carrying amount is as follows.
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US dollar denominated senior notes (USD 1,301 million)	June 2015	June 2025 ~ June 2045	186.6
Unsecured US dollar denominated senior notes (USD 1,500 million)	September 2016	September 2026	208.2
Unsecured Euro denominated senior notes (EUR 3,000 million)	November 2018	November 2026 ~ November 2030	477.1
Unsecured US dollar denominated senior notes (USD 1,750 million)	November 2018	November 2028	248.3
Hybrid bonds (subordinated bonds)	June 2019	June 2079	500.0
Unsecured US dollar denominated senior notes (USD 7,000 million)	July 2020	March 2030 ~ July 2060	991.8
Unsecured Euro denominated senior notes (EUR 3,600 million)	July 2020	July 2027 ~ July 2040	571.7
Unsecured JPY denominated senior bonds	October 2021	October 2031	249.5
Hybrid bonds (subordinated bonds)	June 2024	June 2084	457.8
Unsecured US dollar denominated senior notes (USD 3,000 million)	July 2024	July 2034 ~ July 2064	422.9
Total			4,313.8

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2024 (Consolidated)
Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Syndicated loans	April 2016	April 2026	100.0
Syndicated loans	April 2017	April 2027	113.5
Syndicated loans (USD 1,500 million)	April 2017	April 2027	213.7
Syndicated loans	April 2023	April 2030	100.0
Bilateral loans	March 2016 ~ April 2024	April 2025 ~ April 2031	210.0
Other			0.2
Total			737.4

On April 25, 2024, Takeda repaid JPY 50.0 billion in Bilateral Loans falling due and on the same day entered into new Bilateral Loans of JPY 50.0 billion maturing on April 25, 2031. Following this, on June 25, 2024, Takeda issued 60-year unsecured Hybrid Bonds with an aggregate principal amount of JPY 460.0 billion and a maturity date of June 25, 2084.
On July 5, 2024, Takeda issued USD 3,000 million in unsecured U.S. dollar-denominated senior notes with maturity dates ranging from July 5, 2034 to July 5, 2064. The proceeds of the USD bond issuance were efficiently deployed to fund a tender offer to redeem USD 1,500 million in unsecured senior notes on July 12, 2024 in advance of their original maturity in September 2026, with the balance of proceeds deployed towards the reduction of commercial paper drawings in July 2024.
Equity
Total Equity as of September 30, 2024 was JPY 6,921.6 billion (JPY -352.4 billion). Mainly due to fluctuation in currency translation adjustments reflecting the appreciation of the Japanese yen, Other Components of Equity decreased (JPY -428.2 billion). This decrease was partially offset by the increase in Retained Earnings (JPY +40.5 billion) mainly due to the contribution from Net Profit for the Period while the decrease of JPY 147.7 billion related to dividend payments was recorded.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2024 (Consolidated)
(ii) Consolidated Cash Flows

	Billion JPY
	FY2023 H1	FY2024 H1	Change
Net cash from operating activities	291.3	451.3	160.0
Net cash used in investing activities	(327.1)	(231.8)	95.3
Net cash from (used in) financing activities	(198.4)	206.3	404.8
Net increase (decrease) in cash and cash equivalents	(234.2)	425.8	660.0
Cash and cash equivalents at the beginning of the year	533.5	457.8	(75.7)
Effects of exchange rate changes on cash and cash equivalents	18.8	(24.6)	(43.3)
Cash and cash equivalents at the end of the period (Condensed interim consolidated statements of financial position)	318.1	859.0	541.0
Net Cash from Operating Activities
Net Cash from Operating Activities was JPY 451.3 billion (JPY +160.0 billion). The increase was mainly due to favorable impacts from a higher net profit for the period adjusted for non-cash items and other adjustments.
Net Cash used in Investing Activities
Net Cash used in Investing Activities was JPY 231.8 billion (JPY -95.3 billion). The decrease was mainly due to a decrease in Acquisition of Intangible Assets, which was partially offset by other investing activities including the upfront payment to AC Immune SA and a minority equity investment in and acquisition of licensing options from Ascentage Pharma Group International.
Net Cash from Financing Activities
Net Cash from Financing Activities was JPY 206.3 billion (JPY +404.8 billion). The increase was mainly due to the issuance of hybrid bonds and unsecured U.S. dollar-denominated senior notes. This increase was partially offset by the redemption in full of outstanding commercial papers.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2024 (Consolidated)
(3) Outlook for the Fiscal Year Ending March 31, 2025
The full year consolidated forecast for the fiscal year ending March 31, 2025 (FY2024) has been revised from the original forecast (announced on May 9, 2024), as follows:
Consolidated Forecast for the Fiscal Year Ending March 31, 2025 (FY2024)

			Billion JPY or percentage
	Original Forecast (May 9, 2024)	Revised Forecast (October 31, 2024)	Change vs. Original Forecast
Revenue	4,350.0	4,480.0	130.0	3.0%
Gross Profit	2,850.0	2,925.0	75.0	2.6%
Operating profit	225.0	265.0	40.0	17.8%
Profit before tax	55.0	93.0	38.0	69.1%
Net profit for the year (attributable to owners of the Company)	58.0	68.0	10.0	17.2%
EPS (JPY)	36.70	43.03	6.33	17.2%
Core Revenue*1	4,350.0	4,480.0	130.0	3.0%
Core Operating Profit*1	1,000.0	1,050.0	50.0	5.0%
Core EPS (JPY)*1	431	456	26	5.9%
*1 Please refer to “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for the definition.
[Revenue]
Takeda expects FY2024 revenue to be JPY 4,480.0 billion, an increase of JPY 130.0 billion, or 3.0%, from the original forecast. This is primarily attributable to milder than anticipated generic erosion of VYVANSE after the loss of exclusivity in the U.S. and other business momentum as well as favorable overall changes in the assumptions of foreign exchange rates.
The Core Revenue forecast has been revised in the same way as the Revenue forecast.

[Operating Profit]
Operating Profit is expected to increase by JPY 40.0 billion, or 17.8%, from the original forecast to JPY 265.0 billion, reflecting the positive impact from VYVANSE due to milder than anticipated generic erosion in the U.S. This increase is partially offset by unfavorable impacts from other products, incremental operating expenses and foreign currency exchanges.
Core Operating Profit, which excludes impacts unrelated to the underlying trends and business performance of Takeda's core operations, is expected to be JPY 1,050.0 billion, an increase of JPY 50.0 billion, or 5.0%.

[Net profit for the year (attributable to owners of the Company)]
Net profit for the year (attributable to owners of the Company) is expected to be JPY 68.0 billion JPY, an increase of JPY 10.0 billion, or 17.2%, from the original forecast. Profit Before Tax is expected to increase by JPY 38.0 billion, or 69.1%, to JPY 93.0 billion, mainly reflecting the increase in Operating Profit. This increase in Profit Before Tax is expected to be partially offset by higher tax charges, mainly due to the write-down of deferred tax assets, resulting in an assumed effective tax rate of approximately 27%.
Reported EPS is expected to be JPY 43.03, an increase of JPY 6.33, or 17.2%, and Core EPS is expected to be JPY 456, an increase of JPY 26, or 5.9%.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2024 (Consolidated)
Major assumptions used in preparing the FY2024 Forecast

			Billion JPY or percentage
	Original Forecast (May 9, 2024)		Revised Forecast (October 31, 2024)
FX rates (JPY)		Full Year		Full Year	H2
	USD/JPY EUR/JPY RUB/JPY CNY/JPY BRL/JPY	150 160 1.6 20.9 30.4	USD/JPY EUR/JPY RUB/JPY CNY/JPY BRL/JPY	150 165 1.7 21.2 28.6	146 164 1.7 21.1 28.4
Cost of sales		(1,500.0)		(1,555.0)
SG&A expenses		(1,080.0)		(1,105.0)
R&D expenses		(770.0)		(770.0)
Amortization of intangible assets associated with products		(540.0)		(541.0)
Impairment of intangible assets associated with products*2		(50.0)		(50.0)
Other operating income		15.0		19.0
Other operating expenses*3		(200.0)		(213.0)
Finance income and (expenses), net		(172.0)		(168.0)
Adjusted Free Cash Flow*1	350.0 - 450.0		400.0 - 500.0
Capital expenditures (cash flow base)	(380.0 - 420.0)		(380.0 - 420.0)
Depreciation and amortization (excluding intangible assets associated with products)		(205.0)		(215.0)
Cash tax rate on Adjusted EBITDA (excluding divestitures)*1	Mid teen %		Mid teen %
*2 Includes in-process R&D.
*3 In the Revised Forecast, there is no change in the JPY 140.0 billion restructuring expense, which is primarily related to the enterprise-wide efficiency program.
Management Guidance for the Fiscal Year Ending March 31, 2025 (FY2024)
Takeda uses change in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2025 (FY2024) has been revised from the original management guidance announced on May 9, 2024, as follows:

CER % Change*1
	Original Management Guidance (May 9, 2024)	Revised Management Guidance (October 31, 2024)
Core Revenue	Flat to slightly declining	Flat to slightly increasing
Core Operating Profit	Approx 10% decline	Mid-single-digit % decline
Core EPS	Mid-10s% decline	Approx 10% decline

Other assumptions used in preparing the FY2024 Forecast and the Management Guidance
The FY2024 Revised Forecast and the Revised Management Guidance assume global VYVANSE/ELVANSE sales of JPY 309.0 billion, a year-on-year decline of JPY 114.2 billion (31% decline at CER).
Forward looking statements
All forecasts and management guidance in this document are based on information and assumptions currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecasts or guidance to be revised, Takeda will disclose it in a timely manner.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2024 (Consolidated)
(4) Interim Dividend for Fiscal 2024

Takeda maintains its annual dividend projection of JPY 196 per share.

For the six-month period ended September 30, 2024, Takeda's Board of Directors approved the payment of an interim dividend of JPY 98 per share. The dividend will be paid from December 2, 2024.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2024 (Consolidated)
2. Condensed Interim Consolidated Financial Statements [IFRS] and Major Notes
(1) Condensed Interim Consolidated Statements of Profit or Loss

	JPY (millions, except per share data)
	Six-month Period Ended September 30,
	2023	2024
Revenue	2,101,707	2,384,028
Cost of sales	(664,696)	(781,265)
Selling, general and administrative expenses	(501,065)	(538,312)
Research and development expenses	(346,687)	(344,027)
Amortization and impairment losses on intangible assets associated with products	(369,665)	(305,245)
Other operating income	9,874	13,933
Other operating expenses	(110,240)	(78,537)
Operating profit	119,230	350,576
Finance income	24,312	34,793
Finance expenses	(106,095)	(128,145)
Share of profit (loss) of investments accounted for using the equity method	1,607	(1,247)
Profit before tax	39,053	255,976
Income tax (expenses) benefit	2,382	(68,570)
Net profit for the period	41,436	187,406
Attributable to:
Owners of the Company	41,365	187,294
Non-controlling interests	71	112
Net profit for the period	41,436	187,406
Earnings per share (JPY)
Basic earnings per share	26.51	118.85
Diluted earnings per share	26.29	117.11

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2024 (Consolidated)
(2) Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
	Six-month Period Ended September 30,
	2023	2024
Net profit for the period	41,436	187,406
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	6,537	(7,514)
Remeasurement of defined benefit pension plans	2,644	703
	9,181	(6,811)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	779,220	(452,433)
Cash flow hedges	(2,015)	26,304
Hedging cost	(2,579)	5,656
Share of other comprehensive loss of investments accounted for using the equity method	(279)	(101)
	774,347	(420,574)
Other comprehensive income (loss) for the period, net of tax	783,528	(427,385)
Total comprehensive income (loss) for the period	824,964	(239,979)
Attributable to:
Owners of the Company	824,843	(240,081)
Non-controlling interests	121	102
Total comprehensive income (loss) for the period	824,964	(239,979)

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2024 (Consolidated)
(3) Condensed Interim Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2024	As of September 30, 2024
ASSETS
Non-current assets:
Property, plant and equipment	1,989,777	1,887,620
Goodwill	5,410,067	5,160,112
Intangible assets	4,274,682	3,770,620
Investments accounted for using the equity method	89,831	15,628
Other financial assets	340,777	261,686
Other non-current assets	51,214	85,016
Deferred tax assets	393,865	338,304
Total non-current assets	12,550,212	11,518,988
Current assets:
Inventories	1,209,869	1,206,431
Trade and other receivables	668,403	700,537
Other financial assets	15,089	47,200
Income taxes receivable	29,207	20,519
Other current assets	168,875	161,204
Cash and cash equivalents	457,800	859,015
Assets held for sale	9,337	59,106
Total current assets	2,558,580	3,054,013
Total assets	15,108,792	14,573,000

LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	4,476,501	4,427,092
Other financial liabilities	687,833	558,201
Net defined benefit liabilities	143,882	135,887
Income taxes payable	4,381	—
Provisions	14,373	15,258
Other non-current liabilities	80,938	81,110
Deferred tax liabilities	113,777	46,619
Total non-current liabilities	5,521,684	5,264,166
Current liabilities:
Bonds and loans	367,251	624,101
Trade and other payables	547,521	413,335
Other financial liabilities	143,421	202,156
Income taxes payable	109,906	141,439
Provisions	524,420	507,013
Other current liabilities	619,174	499,192
Liabilities held for sale	1,410	—
Total current liabilities	2,313,103	2,387,237
Total liabilities	7,834,788	7,651,403

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2024 (Consolidated)

	JPY (millions)
	As of March 31, 2024	As of September 30, 2024
EQUITY
Share capital	1,676,596	1,694,660
Share premium	1,747,414	1,738,145
Treasury shares	(51,259)	(24,829)
Retained earnings	1,391,203	1,431,684
Other components of equity	2,509,310	2,081,095
Equity attributable to owners of the Company	7,273,264	6,920,754
Non-controlling interests	741	843
Total equity	7,274,005	6,921,597
Total liabilities and equity	15,108,792	14,573,000

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2024 (Consolidated)
(4) Condensed Interim Consolidated Statements of Changes in Equity
Six-month period ended September 30, 2023 (From April 1 to September 30, 2023)

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2023	1,676,345	1,728,830	(100,317)	1,541,146	1,606,128	12,470
Net profit for the period				41,365
Other comprehensive income (loss)					778,851	6,577
Comprehensive income (loss) for the period	—	—	—	41,365	778,851	6,577
Transactions with owners:
Issuance of new shares	158	158
Acquisition of treasury shares			(2,355)
Disposal of treasury shares		0	0
Dividends				(140,121)
Changes in ownership
Transfers from other components of equity				3,628		(985)
Share-based compensation		33,606
Exercise of share-based awards		(51,485)	51,426
Total transactions with owners	158	(17,721)	49,071	(136,493)	—	(985)
As of September 30, 2023	1,676,503	1,711,109	(51,246)	1,446,018	2,384,979	18,062

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2023	(87,352)	(23,127)	—	1,508,119	6,354,122	549	6,354,672
Net profit for the period				—	41,365	71	41,436
Other comprehensive income (loss)	(2,015)	(2,579)	2,644	783,478	783,478	50	783,528
Comprehensive income (loss) for the period	(2,015)	(2,579)	2,644	783,478	824,843	121	824,964
Transactions with owners:
Issuance of new shares				—	315		315
Acquisition of treasury shares				—	(2,355)		(2,355)
Disposal of treasury shares				—	0		0
Dividends				—	(140,121)		(140,121)
Changes in ownership				—	—	3	3
Transfers from other components of equity			(2,644)	(3,628)	—		—
Share-based compensation				—	33,606		33,606
Exercise of share-based awards				—	(60)		(60)
Total transactions with owners	—	—	(2,644)	(3,628)	(108,613)	3	(108,611)
As of September 30, 2023	(89,367)	(25,706)	—	2,287,969	7,070,352	673	7,071,024

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2024 (Consolidated)
Six-month period ended September 30, 2024 (From April 1 to September 30, 2024)

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2024	1,676,596	1,747,414	(51,259)	1,391,203	2,573,407	15,729
Net profit for the period				187,294
Other comprehensive income (loss)					(452,523)	(7,514)
Comprehensive income (loss) for the period	—	—	—	187,294	(452,523)	(7,514)
Transactions with owners:
Issuance of new shares	18,064	18,064
Acquisition of treasury shares			(1,918)
Disposal of treasury shares		0	0
Dividends				(147,653)
Transfers from other components of equity				840		(137)
Share-based compensation		37,143
Exercise of share-based awards		(64,476)	28,348
Total transactions with owners	18,064	(9,269)	26,430	(146,813)	—	(137)
As of September 30, 2024	1,694,660	1,738,145	(24,829)	1,431,684	2,120,884	8,077

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2024	(63,896)	(15,930)	—	2,509,310	7,273,264	741	7,274,005
Net profit for the period				—	187,294	112	187,406
Other comprehensive income (loss)	26,304	5,656	703	(427,375)	(427,375)	(10)	(427,385)
Comprehensive income (loss) for the period	26,304	5,656	703	(427,375)	(240,081)	102	(239,979)
Transactions with owners:
Issuance of new shares				—	36,128		36,128
Acquisition of treasury shares				—	(1,918)		(1,918)
Disposal of treasury shares				—	0		0
Dividends				—	(147,653)		(147,653)
Transfers from other components of equity			(703)	(840)	—		—
Share-based compensation				—	37,143		37,143
Exercise of share-based awards				—	(36,129)		(36,129)
Total transactions with owners	—	—	(703)	(840)	(112,428)	—	(112,428)
As of September 30, 2024	(37,592)	(10,274)	—	2,081,095	6,920,754	843	6,921,597

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2024 (Consolidated)
(5) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
	Six-month Period Ended September 30,
	2023	2024
Cash flows from operating activities:
Net profit for the period	41,436	187,406
Depreciation and amortization	354,197	384,672
Impairment losses	126,703	36,065
Equity-settled share-based compensation	33,977	36,940
Loss on sales and disposal of property, plant and equipment	304	2,457
Gain on divestment of business and subsidiaries	(294)	(6,376)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	(150)	2,172
Finance (income) and expenses, net	81,783	93,352
Share of loss (profit) of investments accounted for using the equity method	(1,607)	1,247
Income tax expenses (benefit)	(2,382)	68,570
Changes in assets and liabilities:
Increase in trade and other receivables	(73,081)	(57,779)
Increase in inventories	(77,938)	(51,218)
Decrease in trade and other payables	(49,679)	(37,079)
Increase in provisions	17,163	12,527
Increase (decrease) in other financial liabilities	34,178	(17,455)
Other, net	(74,375)	(119,427)
Cash generated from operations	410,234	536,076
Income taxes paid	(129,040)	(89,081)
Tax refunds and interest on tax refunds received	10,111	4,272
Net cash from operating activities	291,305	451,267
Cash flows from investing activities:
Interest received	5,102	9,198
Dividends received	147	207
Acquisition of property, plant and equipment	(83,804)	(106,914)
Proceeds from sales of property, plant and equipment	8,337	38
Acquisition of intangible assets	(255,476)	(91,552)
Acquisition of option to license	—	(31,784)
Acquisition of investments	(2,264)	(27,734)
Proceeds from sales and redemption of investments	631	23,115
Proceeds from sales of business, net of cash and cash equivalents divested	365	8,330
Payments for the settlement of forward exchange contracts designated as net investment hedges	—	(13,990)
Other, net	(148)	(738)
Net cash used in investing activities	(327,109)	(231,824)

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2024 (Consolidated)

	JPY (millions)
	Six-month Period Ended September 30,
	2023	2024
Cash flows from financing activities:
Net increase (decrease) in short-term loans and commercial papers	110,000	(317,000)
Proceeds from issuance of bonds and long-term loans	100,000	984,460
Repayments of bonds and long-term loans	(246,091)	(284,019)
Proceeds from the settlement of cross currency interest rate swaps related to bonds and loans	60,063	46,880
Acquisition of treasury shares	(2,326)	(1,882)
Interest paid	(49,711)	(42,298)
Dividends paid	(139,811)	(147,309)
Repayments of lease liabilities	(21,613)	(23,375)
Other, net	(8,943)	(9,120)
Net cash from (used in) financing activities	(198,433)	206,336
Net increase (decrease) in cash and cash equivalents	(234,237)	425,779
Cash and cash equivalents at the beginning of the year	533,530	457,800
Effects of exchange rate changes on cash and cash equivalents	18,759	(24,564)
Cash and cash equivalents at the end of the period (Condensed interim consolidated statements of financial position)	318,051	859,015

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Six-month
Period Ended September 30, 2024 (Consolidated)
(6) Notes to Condensed Interim Consolidated Financial Statements
(Significant Uncertainty Regarding Going Concern Assumption)
Not applicable.
(Material Accounting Policies)
Material accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements as of and for the fiscal year ended March 31, 2024.
Takeda calculated income tax expenses for the six-month period ended September 30, 2024, based on the estimated average annual effective tax rate.

(Operating Segment Information)
Takeda comprises a single operating segment and is engaged in the research, development, manufacturing, marketing and out-licensing of pharmaceutical products. This is consistent with how the financial information is viewed in allocating resources, measuring performance, and forecasting future periods by the CEO who is Takeda’s Chief Operating Decision Maker.
(Significant Changes in Equity Attributable to Owners of the Company)
Not applicable.
(Significant Subsequent Events)
On October 6, 2024, Takeda redeemed JPY 500,000 million in Hybrid subordinated bonds that were issued in June 2019, in advance of their original maturity of June 2079. The redemption was funded using the proceeds of the JPY 460,000 million Hybrid Bond issued on June 25, 2024 together with a JPY 40,000 million Syndicated Hybrid Loan drawn down on October 3, 2024. The impact from the accelerated debt repayment on the condensed interim consolidated statements of profit or loss was not material.